FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                  July 8, 2002


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                   Heron House
                                 15 Adam Street
                             London, England WCN 6LA
              (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F     X                  Form 40-F __
                                      -------

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes __                             No  X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.


                                                                  Total Pages: 2

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3rd July 2002



The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP



Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by Merrill Lynch Investment Managers that they ceased to have a non-beneficial notifiable interest in the ordinary share capital of Smith & Nephew plc as of 28th June 2002.

Yours faithfully,





J.V. Sutton
Assistant Company Secretary